EXHIBIT 99.1

EXECUTION COPY

TECK RESOURCES LIMITED,

TECK METALS LTD.,

as Guarantor

and

THE BANK OF NEW YORK MELLON,

as Trustee

FOURTH SUPPLEMENTAL INDENTURE

dated as of February 28, 2012

Supplemental to Indenture

dated as of August 17, 2010

Creating series of Securities designated

3.000% Notes due 2019

5.200% Notes due 2042

THIS FOURTH SUPPLEMENTAL INDENTURE (this “Fourth Supplemental Indenture”) dated as of February 28, 2012 among TECK RESOURCES LIMITED, a corporation incorporated and existing under the federal laws of Canada (the “Company”), TECK METALS LTD., a corporation incorporated and existing under the federal laws of Canada, as Guarantor (the “Guarantor”) and THE BANK OF NEW YORK MELLON, a banking corporation duly organized and existing under the laws of the State of New York, as Trustee (the “Trustee”).

RECITALS OF THE COMPANY

WHEREAS, the Company has heretofore executed and delivered to the Trustee an Indenture, dated as of August 17, 2010 (the “Original Indenture”), a First Supplemental Indenture, dated as of August 17, 2010, a Second Supplemental Indenture, dated as of September 22, 2010 and a Third Supplemental Indenture, dated as of July 5, 2011, providing for the issuance from time to time of its debentures, notes or other evidences of indebtedness (hereinafter called “Securities”) in one or more series;

WHEREAS, Sections 201, 301 and 901(8) of the Original Indenture provide that the Company and the Trustee may from time to time enter into one or more indentures supplemental thereto to establish the form or terms of Securities of a new series issued pursuant to the Original Indenture;

WHEREAS, the Company desires to issue US$500,000,000 aggregate principal amount of 3.000% Notes due 2019 (the “2019 Notes”) and US$500,000,000 aggregate principal amount of 5.200% Notes due 2042 (the “2042 Notes” and, together with the  2019 Notes the “Notes”);

WHEREAS, the Company has requested that the Trustee execute and deliver this Fourth Supplemental Indenture.  The Company has delivered to the Trustee an Opinion of Counsel pursuant to Sections 102 and 903 of the Original Indenture to the effect, among other things, that all conditions precedent provided for in the Original Indenture to the Trustee’s execution and delivery of this Fourth Supplemental Indenture have been complied with.  All acts and things necessary have been done and performed to make this Fourth Supplemental Indenture enforceable in accordance with its terms, and the execution and delivery of this Fourth Supplemental Indenture has been duly authorized in all respects; and

WHEREAS, all things necessary have been done to make the Notes, when executed by the Company and authenticated and delivered hereunder and duly issued by the Company, the valid obligations of the Company, and to make this Fourth Supplemental Indenture a valid agreement of the Company, in accordance with the terms of the Notes and this Fourth Supplemental Indenture.

NOW, THEREFORE, THIS FOURTH SUPPLEMENTAL INDENTURE WITNESSETH:  For and in consideration of the premises and the purchase of the Notes by the Holders thereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of the Notes, as follows:

1.	INTERPRETATIONS AND AMENDMENTS

1.1	Fourth Supplemental Indenture

As used herein “Fourth Supplemental Indenture”, “hereto”, “herein”, “hereof”, “hereby”, “hereunder” and similar expressions refer to this Fourth Supplemental Indenture and not to any particular Article, Section or other portion hereof and include any and every instrument supplemental or ancillary hereto or in implementation hereof, and further include the terms of the Notes set forth in the forms of Notes annexed as Schedule A or B hereto.

1.2	Definitions in Fourth Supplemental Indenture

All terms contained in this Fourth Supplemental Indenture which are defined in the Original Indenture and not defined herein shall, for all purposes hereof, have the meanings given to such terms in the Original Indenture, unless the context otherwise specifies or requires; provided, however, that notwithstanding the foregoing, the terms “Company” and “Trustee” shall have the respective meanings given to them in the Original Indenture.

1.3	Interpretation not Affected by Headings

The division of this Fourth Supplemental Indenture into Articles and Sections, the provision of the table of contents hereto and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Fourth Supplemental Indenture.

2.	2019 NOTES

2.1	Form and Terms of 2019 Notes

There shall be and there is hereby created for issuance under the Original Indenture, as supplemented by this Fourth Supplemental Indenture, a series of Securities which shall consist of an aggregate principal amount of US$500,000,000 2019 Notes; provided, however, that if the Company shall, at any time after the date hereof, increase the principal amount of 2019 Notes which may be issued and issue such increased principal amount (or any portion thereof), then any such additional 2019 Notes so issued shall have the same form and terms (other than the date of issuance and the date from which interest thereon shall begin to accrue and, under certain circumstances, the first interest payment date), and shall carry the same right to receive accrued and unpaid interest, as the 2019 Notes theretofore issued; and provided, further, that, notwithstanding the foregoing, the Company shall not be entitled to increase the principal amount of 2019 Notes which may be issued or issue any such increased principal amount if the Company has effected satisfaction and discharge of the Original Indenture pursuant to Section 401 of the Original Indenture or defeasance or covenant defeasance pursuant to Article 15 of the Original Indenture.

The 2019 Notes will mature, and the principal of the 2019 Notes and accrued and unpaid interest thereon will be due and payable, on March 1, 2019 (the “2019 Stated Maturity”), or such earlier date as the principal of any of the 2019 Notes may become due and payable in accordance with the provisions of the Original Indenture and this Fourth Supplemental Indenture.

The 2019 Notes shall bear interest on the principal amount thereof from February 28, 2012 or from the most recent interest payment date to which interest shall have been paid or provided for payment on the 2019 Notes, whichever is later, at the rate of 3.000% per annum, payable semi-annually in arrears on March 1 and September 1 (each, a “2019 Interest Payment Date”) of each year, commencing September 1, 2012, until the principal of and premium, if any, on the applicable series of 2019 Notes is paid or provided for payment.  Interest on the 2019 Notes shall be computed on the basis of a 360-day year consisting of twelve 30-day months.  The interest payable, and punctually paid or provided for, on any 2019 Interest Payment Date will, as provided in the Original Indenture, be paid to the Persons in whose names the 2019 Notes (or one or more predecessor 2019 Notes) are registered at the close of business on February 15 or August 15 (the “2019 Regular Record Dates”), as the case may be, immediately prior to such 2019 Interest Payment Date, regardless of whether any such 2019 Regular Record Date is a Business Day.  Any such interest on the 2019 Notes not so punctually paid or provided for on any 2019 Interest Payment Date shall be payable, as applicable, as provided in the form of 2019 Note annexed hereto as Schedule A to this Fourth Supplemental Indenture.

For purposes only of providing the disclosure required by the Interest Act (Canada), the yearly rate of interest to which the rate payable under the 2019 Notes is equivalent is the rate payable under the 2019 Notes multiplied by the actual number of days in the relevant calendar year and divided by the number of days in such period. For the foregoing purposes, each year of 360 days and the period of twelve 30-day months comprised in such year shall be deemed to commence on the day of the month from which interest on the 2019 Notes is expressed to accrue upon the original issue thereof.

All payments of principal of, premium, if any, and interest on the 2019 Notes will be made in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts, and all references herein to “United States dollars”, “US$” or “U.S. dollars” shall be deemed to refer to such coin or currency of the United States of America.  If any date on which principal of, premium, if any, and interest on the 2019 Notes is payable is not a Business Day, then payment of the principal of, premium, if any, and interest on that date will be made on the next succeeding day which is a Business Day (and without any additional interest or other payment in respect of any delay), with the same force and effect as if made on such date.

The principal of, premium, if any, and interest on the 2019 Notes shall be payable, and the 2019 Notes may be surrendered for exchange, registration, transfer or discharge from registration, at the Corporate Trust Office of the Trustee in the City of New York, New York, and in such other places as the Company may from time to time designate in accordance with the Original Indenture.  The Trustee is hereby appointed as the initial Paying Agent and Security Registrar for the 2019 Notes in the City of New York, New York.

The 2019 Notes shall be issued only as registered Global Securities, without coupons, in denominations of US$2,000 and any integral multiples of US$1,000 in excess thereof.  The 2019 Notes initially will be represented by one or more Global

Securities (collectively, the “2019 Global Notes”) registered in the name of The Depository Trust Company, as Depositary or its nominee, or a successor depositary or its nominee.

The certificates representing the 2019 Notes shall bear the following legend:

“THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS SECURITY MAY NOT BE TRANSFERRED TO, OR REGISTERED OR EXCHANGED FOR SECURITIES REGISTERED IN THE NAME OF, ANY PERSON OTHER THAN THE DEPOSITARY OR A NOMINEE THEREOF AND NO SUCH TRANSFER MAY BE REGISTERED, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE. EVERY SECURITY AUTHENTICATED AND DELIVERED UPON REGISTRATION OF TRANSFER OF, OR IN EXCHANGE FOR OR IN LIEU OF, THIS SECURITY SHALL BE A GLOBAL SECURITY SUBJECT TO THE FOREGOING, EXCEPT IN SUCH LIMITED CIRCUMSTANCES.

“UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE COMPANY (AS DEFINED BELOW) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

“UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR SECURITIES IN DEFINITIVE REGISTERED FORM, THIS CERTIFICATE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY DTC TO A NOMINEE OF DTC OR BY A NOMINEE OF DTC TO DTC OR ANOTHER NOMINEE OF DTC OR BY DTC OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY.”

The 2019 Notes and the certificate of the Trustee endorsed thereon shall be in the form set out in Schedule A to this Fourth Supplemental Indenture with such appropriate insertions, omissions, substitutions and variations as the Trustee may approve and shall be numbered in such manner as the Trustee may approve, such approvals of the Trustee concerning any 2019 Note to be conclusively evidenced by its certification of such 2019 Note.

The Security Register referred to in Section 305 of the Original Indenture shall, with respect to the 2019 Notes, be kept at the office or agency in the City of New York, New York that the Company may from time to time designate for such purpose (which shall initially be the Corporate Trust Office of the Trustee in the City of New York, New York), and at such other place or places as the Company with the approval of the Trustee may hereafter designate.

The 2019 Notes shall be subject to redemption at the option of the Company as provided in Article 4 (Optional Redemption of Notes) of this Fourth Supplemental Indenture and Article 11 of the Original Indenture and repurchase by the Company as provided in Article 5 (Change of Control) of this Fourth Supplemental Indenture.  The Company shall not otherwise be required to redeem, purchase or repay 2019 Notes pursuant to any mandatory redemption, sinking fund or analogous provision or at the option of the Holders thereof.  The 2019 Notes will not be convertible into or exchangeable for securities of any Person.

The 2019 Notes shall have the other terms and provisions set forth in the form of  2019 Note attached hereto as Schedule A to this Fourth Supplemental Indenture with the same force and effect as if such terms and provisions were set forth in full herein.

2.2	Issuance of 2019 Notes

The 2019 Notes in the aggregate principal amount of US$500,000,000 shall be executed by the requisite officers of the Company and delivered by the Company to the Trustee on the date of issue for authentication and delivery pursuant to and in accordance with the provisions of Section 303 of the Original Indenture and, upon the requirements of such provisions being complied with, the 2019 Notes shall be authenticated by or on behalf of the Trustee and delivered by it to or upon the Company Order of the Company without any further act or formality on the part of the Company. The Trustee shall have no duty or responsibility with respect to the use or application of any of the 2019 Notes so certified and delivered or the proceeds thereof.

3.	2042 NOTES

3.1	Form and Terms of 2042 Notes

There shall be and there is hereby created for issuance under the Original Indenture, as supplemented by this Fourth Supplemental Indenture, a series of Securities which shall consist of an aggregate principal amount of US$500,000,000 2042 Notes; provided, however, that if the Company shall, at any time after the date hereof, increase the principal amount of 2042 Notes which may be issued and issue such increased principal amount (or any portion thereof), then any such additional 2042 Notes so issued shall have the same form and terms (other than the date of issuance and the date from which interest thereon shall begin to accrue and, under certain circumstances, the first interest payment date), and shall carry the same right to receive accrued and unpaid interest, as the 2042 Notes theretofore issued; and provided, further, that, notwithstanding the foregoing, the Company shall not be entitled to increase the principal amount of 2042 Notes which may be issued or issue any such increased principal amount if the Company has effected satisfaction and discharge of the Original Indenture pursuant to Section 401 of the Original Indenture or defeasance or covenant defeasance pursuant to Article 15 of the Original Indenture.

The 2042 Notes will mature, and the principal of the 2042 Notes and accrued and unpaid interest thereon will be due and payable, on March 1, 2042 (the “2042 Stated Maturity”), or such earlier date as the principal of any of the 2042 Notes may become due and payable in accordance with the provisions of the Original Indenture and this Fourth Supplemental Indenture.

The 2042 Notes shall bear interest on the principal amount thereof from February 28, 2012 or from the most recent interest payment date to which interest shall have been paid or provided for payment on the 2042 Notes, whichever is later, at the rate of 5.200% per annum, payable semi-annually in arrears on March 1 and September 1 (each, a “2042 Interest Payment Date”) of each year, commencing September 1, 2012, until the principal of and premium, if any, on the applicable series of 2042 Notes is paid or provided for payment.  Interest on the 2042 Notes shall be computed on the basis of a 360-day year consisting of twelve 30-day months.  The interest payable, and punctually paid or provided for, on any 2042 Interest Payment Date will, as provided in the Original Indenture, be paid to the Persons in whose names the 2042 Notes (or one or more predecessor 2042 Notes) are registered at the close of business on February 15 or August 15 (the “2042 Regular Record Dates”), as the case may be, immediately prior to such 2042 Interest Payment Date, regardless of whether any such 2042 Regular Record Date is a Business Day.  Any such interest on the 2042 Notes not so punctually paid or provided for on any 2042 Interest Payment Date shall be payable, as applicable, as provided in the form of 2042 Note annexed hereto as Schedule B to this Fourth Supplemental Indenture.

For purposes only of providing the disclosure required by the Interest Act (Canada), the yearly rate of interest to which the rate payable under the 2042 Notes is equivalent is the rate payable under the 2042 Notes multiplied by the actual number of days in the relevant calendar year and divided by the number of days in such period. For the foregoing purposes, each year of 360 days and the period of twelve 30-day months comprised in such year shall be deemed to commence on the day of the month from which interest on the 2042 Notes is expressed to accrue upon the original issue thereof.

All payments of principal of, premium, if any, and interest on the 2042 Notes will be made in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts, and all references herein to “United States dollars”, “US$” or “U.S. dollars” shall be deemed to refer to such coin or currency of the United States of America.  If any date on which principal of, premium, if any, and interest on the 2042 Notes is payable is not a Business Day, then payment of the principal of, premium, if any, and interest on that date will be made on the next succeeding day which is a Business Day (and without any additional interest or other payment in respect of any delay), with the same force and effect as if made on such date.

The principal of, premium, if any, and interest on the 2042 Notes shall be payable, and the 2042 Notes may be surrendered for exchange, registration, transfer or discharge from registration, at the Corporate Trust Office of the Trustee in the City of New York, New York, and in such other places as the Company may from time to time designate in accordance with the Original Indenture.  The Trustee is hereby appointed as the initial Paying Agent and Security Registrar for the 2042 Notes in the City of New York, New York.

The 2042 Notes shall be issued only as registered Global Securities, without coupons, in denominations of US$2,000 and any integral multiples of US$1,000 in excess thereof.  The 2042 Notes initially will be represented by one or more Global Securities (collectively, the “2042 Global Notes”) registered in the name of The Depository Trust Company, as Depositary or its nominee, or a successor depositary or its nominee.

The certificates representing the 2042 Notes shall bear the following legend:

“THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS SECURITY MAY NOT BE TRANSFERRED TO, OR REGISTERED OR EXCHANGED FOR SECURITIES REGISTERED IN THE NAME OF, ANY PERSON OTHER THAN THE DEPOSITARY OR A NOMINEE THEREOF AND NO SUCH TRANSFER MAY BE REGISTERED, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE. EVERY SECURITY AUTHENTICATED AND DELIVERED UPON REGISTRATION OF TRANSFER OF, OR IN EXCHANGE FOR OR IN LIEU OF, THIS SECURITY SHALL BE A GLOBAL SECURITY SUBJECT TO THE FOREGOING, EXCEPT IN SUCH LIMITED CIRCUMSTANCES.

“UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE COMPANY (AS DEFINED BELOW) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

“UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR SECURITIES IN DEFINITIVE REGISTERED FORM, THIS CERTIFICATE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY DTC TO A NOMINEE OF DTC OR BY A NOMINEE OF DTC TO DTC OR ANOTHER NOMINEE OF DTC OR BY DTC OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY.”

The 2042 Notes and the certificate of the Trustee endorsed thereon shall be in the form set out in Schedule B to this Fourth Supplemental Indenture with such appropriate insertions, omissions, substitutions and variations as the Trustee may approve and shall be numbered in such manner as the Trustee may approve, such approvals of the Trustee concerning any 2042 Note to be conclusively evidenced by its certification of such 2042 Note.

The Security Register referred to in Section 305 of the Original Indenture shall, with respect to the 2042 Notes, be kept at the office or agency in the City of New York, New York that the Company may from time to time designate for such purpose (which shall initially be the Corporate Trust Office of the Trustee in the City of New York, New York), and at such other place or places as the Company with the approval of the Trustee may hereafter designate.

The 2042 Notes shall be subject to redemption at the option of the Company as provided in Article 4 (Optional Redemption of Notes) of this Fourth Supplemental Indenture and Article 11 of the Original Indenture and repurchase by the Company as provided in Article 5 (Change of Control) of this Fourth Supplemental Indenture.  The Company shall not otherwise be required to redeem, purchase or repay 2042 Notes pursuant to any mandatory redemption, sinking fund or analogous provision or at the option of the Holders thereof.  The 2042 Notes will not be convertible into or exchangeable for securities of any Person.

The 2042 Notes shall have the other terms and provisions set forth in the form of  2042 Note attached hereto as Schedule B to this Fourth Supplemental Indenture with the same force and effect as if such terms and provisions were set forth in full herein.

3.2	Issuance of 2042 Notes

The 2042 Notes in the aggregate principal amount of US$500,000,000 shall be executed by the requisite officers of the Company and delivered by the Company to the Trustee on the date of issue for authentication and delivery pursuant to and in accordance with the provisions of Section 303 of the Original Indenture and, upon the requirements of such provisions being complied with, the 2042 Notes shall be authenticated by or on behalf of the Trustee and delivered by it to or upon the Company Order of the Company without any further act or formality on the part of the Company. The Trustee shall have no duty or responsibility with respect to the use or application of any of the 2042 Notes so certified and delivered or the proceeds thereof.

4.	OPTIONAL REDEMPTION OF NOTES

4.1	Redemption of 2019 Notes

The 2019 Notes will be redeemable at any time, in whole or in part, at the option of the Company (in the manner and in accordance with and subject to the terms and provisions set forth in Article 11 of the Original Indenture), at a Redemption Price equal to the greater of:

(a)	100% of the principal amount of the 2019 Notes to be redeemed; and

(b)
the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 25 basis points;

plus, in each case, accrued interest thereon to, but not including, the Redemption Date; provided that installments of interest on 2019 Notes which are due and payable on any date falling on or prior to a Redemption Date will be payable to the registered Holders of such 2019 Notes (or one or more predecessor 2019 Notes), registered as such as of the close of business on the relevant 2019 Regular Record Date.

The Company will provide notice to the Trustee prior to the Redemption Date of the calculation of the Redemption Price.  The Redemption Price will be calculated by the Independent Investment Banker, and the Company, the Trustee and any Paying Agent will be entitled to rely on such calculation.

4.2	Redemption of 2042 Notes

The 2042 Notes will be redeemable, in whole or in part, at any time at the option of the Company, subject to the following conditions:

(a)
prior to September 1, 2041 the 2042 Notes will be redeemable (in the manner and in accordance with and subject to the terms and provisions set forth in Article 11 of the Original Indenture), at a Redemption Price equal to the greater of:

(i)	100% of the principal amount of the 2042 Notes to be redeemed; and

(ii)
the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 35 basis points;

plus, in each case, accrued interest thereon to, but not including, the Redemption Date; provided that installments of interest on 2042 Notes which are due and payable on any date falling on or prior to a Redemption Date will be payable to the registered Holders of such 2042 Notes (or one or more predecessor 2042 Notes), registered as such as of the close of business on the relevant 2042 Regular Record Date; and

(b)
on or after September 1, 2041, the 2042 Notes will be redeemable (in the manner and in accordance with and subject to the terms and provisions set forth in Article 11 of the Original Indenture), at a Redemption Price equal to (i) 100% of the principal amount of the 2042 Notes to be redeemed, plus (ii) accrued interest thereon to, but not including the Redemption Date; provided that installments of interest on 2042 Notes which are due and payable on any date falling on or prior to a Redemption Date will be payable to the registered Holders of such 2042 Notes (or one or more predecessor 2042 Notes), registered as such as of the close of business on the relevant 2042 Regular Record Date.

The Company will provide notice to the Trustee prior to the Redemption Date of the calculation of the Redemption Price.  The Redemption Price will be calculated by the Independent Investment Banker, and the Company, the Trustee and any Paying Agent will be entitled to rely on such calculation.

4.3	Certain Additional Definitions Relating to Redemption of Notes

For the purposes of this Fourth Supplemental Indenture, the following expressions shall have the following meanings:

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such Notes;

“Comparable Treasury Price” means, with respect to any Redemption Date, (A) the average of the Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Company is provided fewer than three such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations;

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Company;

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Redemption Date, the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Company by such Reference Treasury Dealer at 3:30 p.m. New York time on the third Business Day preceding such Redemption Date;

“Reference Treasury Dealer” means each of Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, or their respective affiliates which are primary U.S. government securities dealers, and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. government securities dealer in The City of New York (a “Primary Treasury Dealer”), the Company shall substitute therefor another Primary Treasury Dealer; and

“Treasury Rate” means, with respect to any Redemption Date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date.

5.	CHANGE OF CONTROL

5.1	Change of Control

With respect to each series of 2019 Notes and 2042 Notes:

(a) Upon the occurrence of a Change of Control Repurchase Event, unless all Notes of such series have been called for redemption pursuant to Section 4.1 or 4.2 hereof, as applicable, the Company will be required to make an offer to each Holder of the Notes of such series to repurchase all or any part (in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof) of such Holder’s Notes of such series at a repurchase price in cash equal to the Change of Control Payment.

(b) Within 45 days following any Change of Control Repurchase Event, or, at the Company’s option, prior to any Change of Control, but after the public announcement of the Change of Control, the Company shall mail, or cause to be mailed, a notice to each Holder of Notes of such series, with a copy to the Trustee, describing the transaction or transactions that constitute or may constitute the Change of Control Repurchase Event offering to repurchase the Notes of such series on the Change of Control Payment Date (as defined below) specified in such notice and specifying:

(i)
if applicable, that a Change of Control has occurred and that such Holder has the right to require the Company to purchase all or a portion of such Holder’s Notes of such series at a repurchase price in cash equal to the Change of Control Payment and that all Notes of such series tendered will be accepted for payment;

(ii)	the circumstances and relevant facts regarding such Change of Control;

(iii)	the instructions, as determined by the Company, consistent with this Section 5.1, that a Holder must follow in order to have its Notes of such series purchased;

(iv)
the Change of Control Payment and the repurchase date, which date shall be a Business Day no earlier than 30 days and no later than 60 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”);

(v)	the CUSIP number for the Notes of such series;

(vi)	that any Note of such series not tendered will continue to accrue interest;

(vii)
that, unless the Company defaults in the payment of the Change of Control Payment, all Notes of such series accepted for payment pursuant to the Change of Control Offer will cease to accrue interest after the Change of Control Payment Date;

(viii)
that Holders electing to have any Notes of such series purchased pursuant to a Change of Control Offer will be required to surrender such Notes to the Paying Agent at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

(ix)
that Holders will be entitled to withdraw their election referred to in clause (viii) if the Paying Agent receives, not later than the close of business on the first Business Day preceding the Change of Control Payment Date, a facsimile transmission or letter setting forth the name of the Holder, the principal amount of Notes of such series delivered for purchase, and a statement that such Holder is withdrawing his election to have the Notes of such series purchased;

(x)
that Holders whose Notes of such series are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes of such series surrendered, which unpurchased portion will be equal to US$2,000 in principal amount or an integral multiple of US$1,000 in excess thereof; and

(xi)
if such notice is mailed prior to the date of consummation of the Change of Control, that the Change of Control Offer is conditioned on the Change of Control Repurchase Event occurring on or prior to the Change of Control Payment Date.

(c) The Company shall cause the Change of Control Offer to remain open for at least 20 Business Days or such longer period as is required by applicable law. The

Company shall comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes of a series as a result of a Change of Control Repurchase Event. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this Section 5.1, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this Section 5.1 by virtue of such conflict.

(d) On the Change of Control Payment Date, the Company will, to the extent lawful:

(i)	accept for payment all Notes of such series or portions thereof properly tendered pursuant to the Change of Control Offer;

(ii)
deposit with the Trustee or the Paying Agent, as applicable, an amount equal to the Change of Control Payment in respect of all Notes of such series or portions of Notes of such series properly tendered; and

(iii)
deliver or cause to be delivered to the Trustee or the Paying Agent, as applicable, the Notes of such series so accepted by the Company, for cancellation, together with an Officers’ Certificate stating the aggregate principal amount of Notes of such series or portions of Notes of such series being purchased by the Company.

(e) The Trustee or the Paying Agent, as applicable, will promptly mail to each Holder of Notes of the applicable series properly tendered the Change of Control Payment for such Notes of such series, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note of such series equal in principal amount to any unpurchased portion of any Notes of such series surrendered; provided, that each new Note of such series will be in a minimum principal amount of US$2,000 and integral multiple of US$1,000 in excess thereof.

(f) The Company shall not be required to make a Change of Control Offer upon a Change of Control Repurchase Event if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Section 5.1 applicable to a Change of Control Offer made by the Company and such third party purchases all Notes of such series properly tendered and not withdrawn under such Change of Control Offer.

(g) The provisions set forth in this Section 5.1 may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes of the applicable series.

5.2	Certain Additional Definitions Relating to Change of Control

For the purposes of this Fourth Supplemental Indenture, the following expressions shall have the following meanings:

“Change of Control” means the occurrence of any of the following:  (1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger, amalgamation or statutory plan of arrangement or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its subsidiaries taken as a whole to any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) other than to the Company or one of its subsidiaries; (2) the consummation of any transaction (including, without limitation, any merger, amalgamation or statutory plan of arrangement or consolidation) the result of which is that any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the combined voting power of the Company’s Voting Stock or other Voting Stock into which the Company’s Voting Stock is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares, provided that any holding company whose only significant asset is capital stock of the Company or any of its direct or indirect parent companies shall not itself be considered a “person” or “group” for purposes of this clause (2); (3) the Company consolidates, amalgamates, or enters into a statutory plan of arrangement with, or merges with or into, any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), or any person consolidates, amalgamates, or enters into a statutory plan of arrangement with, or merges with or into, the Company, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Company or of such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of the Company’s Voting Stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, Voting Stock representing more than 50% of the combined voting power of the surviving person immediately after giving effect to such transaction; (4) the first day on which the majority of the members of the Company’s board of directors cease to be Continuing Directors; or (5) the adoption of a plan relating to the Company’s liquidation or dissolution.

“Change of Control Offer” means an offer to repurchase the Notes of a series pursuant to Section 5.1 hereof.

“Change of Control Payment” means, with respect to Notes of a series tendered pursuant to a Change of Control Offer, an amount equal to 101% of the aggregate principal amount of the Notes of such series repurchased plus accrued and unpaid interest thereon, if any, to, but not including the date of repurchase.

“Change of Control Repurchase Event” means the Notes of the applicable series cease to be rated Investment Grade by both Rating Agencies on any date during the 60-day period (which period shall be extended so long as the rating of the Notes of such series is under publicly announced consideration for a possible downgrade by any of the Rating Agencies) (the “trigger period”) after the earlier of (1) the occurrence of a Change of Control; or (2) public notice of the occurrence of a Change of Control or the intention by the Company to effect a

Change of Control. Notwithstanding the foregoing, no Change of Control Repurchase Event will be deemed to have occurred in connection with any particular Change of Control unless and until such Change of Control has actually been consummated.

“Continuing Director” means, as of any date of determination, any member of the Company’s board of directors who:

(1) was a member of such board of directors on the date of the closing of the offering of the Notes of the applicable series; or

(2) was nominated for election, elected or appointed to such board of directors with the approval of a majority of the Continuing Directors who were members of such board of directors at the time of such nomination, election or appointment (either by a specific vote or by approval of the Company’s proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s); a rating of BBB- or better by S&P (or its equivalent under any successor rating categories of S&P); and the equivalent investment grade credit rating from any additional Rating Agency or Rating Agencies selected by the Company.

“Moody’s” means Moody’s Investors Service, Inc;

“Rating Agency” means each of Moody’s and S&P; provided, that if any of Moody’s or S&P ceases to rate the Notes of the applicable series or fails to make a rating of the Notes of such series publicly available for any reason that is beyond the Company’s control, the Company may select (as certified by a resolution of the Company’s board of directors) a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, as a replacement agency for Moody’s or S&P, or both of them, as the case may be, that is reasonably acceptable to the Trustee.

“S&P” means Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc.;

“Voting Stock” of any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date means the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

6.	GUARANTEES

6.1	Agreement to Guarantee

6.1.1	Guarantees

The Guarantor hereby fully and unconditionally guarantees, on an unsecured, senior basis to each Holder of Notes and to the Trustee and its successors and assigns (a) the full and punctual payment of principal of, and interest and premium and Additional Amounts, if any, on the Notes when due, whether at maturity, by acceleration, by redemption or otherwise, and all other monetary obligations of the Company under the Original Indenture and this Fourth Supplemental Indenture with respect to the Notes and (b) the full and punctual performance within applicable grace periods of all other obligations of the Company under the Original Indenture and this Fourth Supplemental Indenture with respect to the Notes (all the foregoing hereinafter collectively called the “Guaranteed Obligations”).  The Guarantor further agrees that the Guaranteed Obligations may be extended or renewed, in whole or in part, without notice or further assent from the Guarantor and that the Guarantor will remain bound under this Section 6.1 notwithstanding any extension or renewal of any obligation with respect to the Notes.  The Company hereby fully and unconditionally guarantees the Guarantee of the Guarantor on an unsecured, unsubordinated basis.

The Guarantor waives presentation to, demand of, payment from and protest to the Company of any of the Guaranteed Obligations with respect to the Notes and also waives notice of protest for nonpayment. The Guarantor waives notice of any default under the Notes or the Guaranteed Obligations. The obligations of the Guarantor hereunder shall not be affected by (1) the failure of any Holder or the Trustee to assert any claim or demand or to enforce any right or remedy against the Company or any other Person under the Original Indenture or this Fourth Supplemental Indenture with respect to the Notes or any other agreement or otherwise; (2) any extension or renewal of any thereof; (3) any rescission, waiver, amendment or modification of any of the terms or provisions of the Original Indenture or this Fourth Supplemental Indenture with respect to the Notes or any other agreement; (4) the release of any security held by any Holder of Notes or the Trustee for the Guaranteed Obligations or any of them; or (5) except as set forth in Section 6.1.6, any change in the ownership of the Guarantor.

The Guarantor further agrees that its Guarantee herein constitutes a guarantee of payment, performance and compliance when due (and not a guarantee of collection) and waives any right to require that any resort be had by any Holder or the Trustee.

Except as expressly set forth in Section 1502 of the Original Indenture and Sections 6.1.2 and 6.1.6 of this Fourth Supplemental Indenture, the obligations of the Guarantor hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason, including any claim of waiver, release, surrender, alteration or compromise, and shall not be subject to any defense of setoff, counterclaim, recoupment or termination whatsoever or by reason of the invalidity, illegality or unenforceability of the Guaranteed Obligations or otherwise. Without limiting the generality of the foregoing, the obligations of the Guarantor shall not be discharged or impaired or otherwise affected by the failure of any Holder or the Trustee to assert any claim or demand or to enforce any remedy under the Original Indenture or this Fourth Supplemental Indenture with respect to the Notes or any other agreement, by any waiver or modification of any thereof, by any default, failure or delay, willful or otherwise, in the performance of the obligations, or by any other act or thing or omission or delay to do any other act or thing which may or might in any manner or to any extent vary the risk of the Guarantor or would otherwise operate as a discharge of the Guarantor as a matter of law or equity.

The Guarantor further agrees that its Guarantee with respect to the Notes shall continue to be effective or be reinstated, as the case may be, if at any time payment, or any part thereof, of principal of or interest on any obligation with respect to the Notes is rescinded or must otherwise be restored by any Holder of Notes or the Trustee upon the bankruptcy or reorganization of the Company or otherwise.

In furtherance of the foregoing and not in limitation of any other right which any Holder or the Trustee has at law or in equity against the Guarantor by virtue hereof, upon the failure of the Company to pay the principal of or interest on any Guaranteed Obligation when and as the same shall become due, whether at maturity, by acceleration, by redemption or otherwise, or to perform or comply with any other Guaranteed Obligation, the Guarantor hereby promises to and shall, upon receipt of written demand by the Trustee, forthwith pay, or cause to be paid, in cash, to the Holders or the Trustee an amount equal to the sum of (A) the unpaid amount of such Guaranteed Obligations, (B) accrued and unpaid interest on such Guaranteed Obligations (but only to the extent not prohibited by law) and (C) all other monetary Guaranteed Obligations of the Company to the Holders and the Trustee.

The Guarantor agrees that, as between it, on the one hand, and the Holders and the Trustee, on the other hand, (i) the maturity of the Guaranteed Obligations hereby may be accelerated as provided in Article 5 of the Original Indenture for the purposes of the Guarantor’s Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the Guaranteed Obligations with respect to the Notes guaranteed hereby, and (ii) in the event of any declaration of acceleration of such Guaranteed Obligations as provided in Article 5 of the Original Indenture, such Guaranteed Obligations (whether or not due and payable) shall forthwith become due and payable by the Guarantor for the purposes of this Section 6.1.1.

The Guarantor also agrees to pay any and all costs and expenses (including reasonable attorneys’ fees) incurred by the Trustee or any Holder in enforcing any rights under this Section 6.1.1.

6.1.2	Limitation on Liability

Any term or provision of the Original Indenture or this Fourth Supplemental Indenture to the contrary notwithstanding, the maximum aggregate amount of the Guaranteed Obligations guaranteed hereunder by the Guarantor shall not exceed the maximum amount that can be hereby guaranteed without rendering the Original Indenture and this Fourth Supplemental Indenture, as it relates to the Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

6.1.3	Successors and Assigns

This Article 6 shall be binding upon the Guarantor and its successors and assigns and shall enure to the benefit of the Trustee and the Holders and their respective successors and assigns and, in the event of any transfer or assignment of rights by any Holder or the Trustee, the rights and privileges conferred upon that party in the Original Indenture or this Supplemental Indenture and in the Notes shall automatically extend to and be vested in such transferee or assignee, all subject to the terms and conditions of the Original Indenture and this Fourth Supplemental Indenture.

6.1.4	No Waiver

Neither a failure nor a delay on the part of either the Trustee or the Holders in exercising any right, power or privilege under this Article 6 shall operate as a waiver thereof, nor shall a single or partial exercise thereof preclude any other or further exercise of any right, power or privilege. The rights, remedies and benefits of the Trustee and the Holders herein expressly specified are cumulative and not exclusive of any other rights, remedies or benefits which either may have under this Article 6 at law, in equity, by statute or otherwise.

6.1.5	Modification

No modification, amendment or waiver of any provision of this Article 6, nor the consent to any departure by the Guarantor therefrom, shall in any event be effective unless the same shall be in writing and signed by the Trustee, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice to or demand on the Guarantor in any case shall entitle the Guarantor to any other or further notice or demand in the same, similar or other circumstances.

6.1.6	Release of Guarantor

The Guarantor will be released and relieved of its obligations under this Article 6, and the Guarantee will be terminated, upon the Company’s request (without the consent of the Trustee) if:

(a) the Company notifies each debt rating agency known to it which has assigned a rating to the applicable series of Notes and which is designated by the Commission as a “Nationally Recognized Statistical Rating Organization” (a “Participating NRSRO”) and the Trustee of its intention to exercise the option to terminate the Guarantee of the applicable series of Notes at least 45 days prior to the proposed date of such termination (the “Release Date”);

(b) on the proposed Release Date, the Company delivers to the Trustee an Officers’ Certificate stating that it has satisfied each of the four conditions listed in subsection (c) below; and

(c) at the time of such release (and any other concurrent release, termination, repayment or discharge of any other guarantee or other debt of the Guarantor), (i) the Guarantor shall not be the primary obligor or guarantor with respect to any Indebtedness, other than Indebtedness which in the aggregate does not exceed an amount equal to 10% of Consolidated Net Tangible Assets, (ii) the rating assigned to the Notes by at least two Participating NRSROs (or if there is only one Participating NRSRO, by that one Participating NRSRO) is within one of the ratings categories assigned by them designating “investment grade” corporate debt securities, (iii) at least two Participating NRSROs (or if there is only one Participating NRSRO, that one Participating NRSRO) have affirmed that the rating assigned by them to the Notes shall not be downgraded as a result of the termination of the Guarantee, or notice thereof and (iv) no Default or Event of Default has occurred and is continuing under the Original Indenture.

Notwithstanding the above provision, the Guarantee of the Guarantor may not be released pursuant to the above provision if, immediately after the release, the Guarantor remains (i) a guarantor in respect of any of the Company’s existing public debt securities outstanding on the date hereof, or (ii) an obligor on any intercompany Indebtedness which has been pledged by the Company for the benefit of any holders of any of the Company’s existing public debt securities outstanding on the date hereof.

It will be an Event of Default if, at any time following release of the Guarantee, (i) the Guarantor or any successor thereof has been for a period of not less than 30 consecutive days, the primary obligor or guarantor with respect to Indebtedness in an aggregate amount which exceeds 10% of Consolidated Net Tangible Assets, (ii) the Guarantor has not, within such 30-day period, provided to the Trustee a Guarantee on substantially the same terms and conditions as the original Guarantee that ranks pari passu with the unsecured and unsubordinated Indebtedness of the Guarantor and (iii) on the 30th day of such 30-day period the Guarantor was a subsidiary of the Company.

In addition, the Guarantor will be released and relieved of its obligations under this Article 6, and the Guarantee will be terminated, upon the Company’s request (without the consent of the Trustee):

(a) upon the sale or other disposition (including by way of amalgamation, consolidation, statutory plan of arrangement or merger) of the Guarantor, including the sale or disposition of capital stock of the Guarantor, following which the Guarantor is no longer a Subsidiary,

(b) upon the sale or other disposition of all or substantially all the assets (including by way of amalgamation, consolidation, statutory plan of arrangement or merger) of the Guarantor,

(c) upon defeasance or covenant defeasance of the Notes pursuant to Article 15 of the Original Indenture, or

(d) upon the full satisfaction of the Company’s obligations under the Original Indenture and this Fourth Supplemental Indenture,

unless, in the case of (a) or (b) above, immediately after the release, the Guarantor remains (i) a guarantor in respect of any of the Company’s existing public debt securities outstanding on the date hereof, or (ii) an obligor on any intercompany Indebtedness which has been pledged by the Company for the benefit of any holders of any of the Company’s existing public debt securities outstanding on the date hereof, after giving pro forma effect to such sale or other disposition (including the application of any proceeds therefrom).

At the request of the Company, and subject to Sections 102 and 103 of the Base Indenture, the Trustee shall execute and deliver an appropriate instrument evidencing such release.

Other than in accordance with the release provisions of this Section 6.1.6, the Guarantor will not be released from its payment obligations under its Guarantee and no amendment or waiver of these release provisions will be permitted except, in each case, with the consent of the Holder of each outstanding Note of the affected series.

6.1.7	Consolidation, Amalgamation and Merger

Unless the Guarantor has already been released, or in connection with the applicable transaction will be released, from its obligations under its Guarantee in accordance with Section 6.1.6, the Guarantor will not consolidate or amalgamate with or merge into or enter into any statutory arrangement with any other person, or, directly or indirectly, convey, transfer or lease all or substantially all of its properties and assets to any person, unless:

(a) the person formed by or continuing from such consolidation or amalgamation or into which the Guarantor is merged or with which the Guarantor enters into such statutory arrangement or the person which acquires or leases all or substantially all of the Guarantor’s properties and assets is organized and existing under the laws of the United States, any state thereof or the District of Columbia or the laws of Canada or any province or territory thereof, or, if such consolidation, amalgamation, merger, statutory arrangement or other transaction would not impair the rights of the Holders of the Notes under the Guarantee, in any other country, provided, that if such successor person is organized under the laws of a jurisdiction other than the United States, any state thereof or the District of Columbia, or the laws of Canada or any province or territory thereof, the successor person assumes the Guarantor’s obligations under the Guarantee and the Original Indenture and this Fourth Supplemental Indenture to pay Additional Amounts, and, in connection therewith, for purposes of the provisions described in Section 1009 of the Original Indenture, the reference to such successor jurisdiction is added with “Canada” and “Canadian” in each place that “Canada” or “Canadian” appears therein;

(b) the successor person expressly assumes or assumes by operation of law all of the Guarantor’s obligations under the Guarantee; and

(c) immediately before and after giving effect to such transaction, no Event of Default and no event which, after notice or lapse of time or both, would become an Event of Default, will have occurred and be continuing.

7.	GENERAL

7.1	Effectiveness

This Fourth Supplemental Indenture will become effective upon its execution and delivery.

7.2	Effect of Recitals

The recitals contained herein and in the Securities, except the Trustee’s certificates of authentication, shall be taken as the statements of the Company, and neither the Trustee nor any Authenticating Agent assumes any responsibility for their correctness.  Neither the Trustee nor any Authenticating Agent shall be accountable for the use or application by the Company of the Securities or the proceeds thereof.  The Trustee makes no representations as to the validity or sufficiency of this Fourth Supplemental Indenture or of the Securities except that the Trustee represents that it is duly authorized to execute and deliver this Fourth Supplemental Indenture, authenticate the Securities and perform its obligations under the Original Indenture and hereunder, and that the statements made by it or to be made by it in a Statement of Eligibility and Qualification on Form T-1 supplied to the Company are true and accurate.

7.3	Ratification of Original Indenture

The Original Indenture as supplemented by this Fourth Supplemental Indenture is in all respects ratified and confirmed, and this Fourth Supplemental Indenture shall be deemed part of the Original Indenture in the manner and to the extent herein and therein provided.

7.4	Governing Law

This Fourth Supplemental Indenture, the Original Indenture as supplemented hereby and the Securities shall be governed by and construed in accordance with the laws of the State of New York.

7.5	Submission to Jurisdiction; Waiver of Trial by Jury

The Guarantor irrevocably submits to the jurisdiction of any New York State or Federal court sitting in The City of New York over any suit, action or proceeding arising out of or relating to the Original Indenture, this Fourth Supplemental Indenture or the Notes. The Guarantor irrevocably waives, to the fullest extent permitted by law, any objection which it may have to the laying of the venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in any inconvenient forum. The Guarantor agrees that final judgment in any such suit, action or proceeding brought in such a court shall be conclusive and binding upon the Guarantor and may be enforced in the courts of Canada (or any other courts to the jurisdiction of which the Guarantor is subject) by a suit upon such judgment, provided, that service of process is effected upon the Guarantor in the manner specified in the following paragraph or as otherwise permitted by law; provided, however, that the Guarantor does not waive, and the foregoing provisions of this sentence shall not constitute or be deemed to constitute a waiver of, (i) any right to appeal any such judgment, to seek any stay or otherwise to seek reconsideration or review of any such judgment or (ii) any stay of execution or levy pending an appeal from, or a suit, action or proceeding for reconsideration or review of, any such judgment.

As long as any of the Notes remain outstanding, the Guarantor shall at all times have an authorized agent in the Borough of Manhattan, The City of New York, upon whom process may be served in any legal action or proceeding arising out of or relating to the Original Indenture, this Fourth Supplemental Indenture or any Note. Service of process upon such agent and written notice of such service mailed or delivered to the Guarantor shall to the extent permitted by law be deemed in every respect effective service of process upon the Guarantor in any such legal action or proceeding. The Guarantor hereby appoints CT Corporation System as its agent for such purpose, and covenants and agrees that service of process in any such legal action or proceeding may be made upon it at the office of such agent at 111- 8th Avenue, New York, New York 10011 (or at such other address in the Borough of Manhattan, The City of New York, as the Guarantor may designate by written notice to the Trustee).

The Guarantor hereby consents to process being served in any suit, action or proceeding of the nature referred to in the preceding paragraphs by service upon such agent together with the mailing of a copy thereof by registered or certified mail, postage prepaid, return receipt requested, to the address of the Guarantor set forth in the first paragraph of this instrument or to any other address of which the Company shall have given written notice to the Trustee. The Guarantor irrevocably waives, to the fullest extent permitted by law, all claim of error by reason of any such service (but does not waive any right to assert lack of subject matter jurisdiction) and agrees that such service (i) shall be deemed in every respect effective service of process upon the Guarantor in any such suit, action or proceeding and (ii) shall, to the fullest extent permitted by law, be taken and held to be valid personal service upon and personal delivery to the Guarantor.

Nothing in this Section shall affect the right of the Trustee or any Holder to serve process in any manner permitted by law or limit the right of the Trustee to bring proceedings against the Guarantor in the courts of any jurisdiction or jurisdictions.

THE GUARANTOR IRREVOCABLY WAIVES, TO THE FULLEST EXTENT THAT IT MAY EFFECTIVELY DO SO UNDER APPLICABLE LAW, TRIAL BY JURY.

7.6	Severability

In case any provision in this Fourth Supplemental Indenture, the Original Indenture as supplemented hereby or in the Securities shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

7.7	Acceptance of Trust

The Trustee hereby accepts the trusts in this Fourth Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein before set forth in trust for the various Persons who shall from time to time be Holders subject to all the terms and conditions herein set forth.

7.8	Counterparts and Formal Date

This Fourth Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date first above written.

IN WITNESS WHEREOF the parties hereto have executed this Fourth Supplemental Indenture on the date first above written.

TECK RESOURCES LIMITED

By:	/s/ Ronald A. Millos
Name: Ronald A. Millos
Title: Senior Vice President, Finance and Chief Financial Officer

By:	/s/ Karen L. Dunfee
Name: Karen L. Dunfee
Title: Corporate Secretary

TECK METALS LTD., as Guarantor

By:	/s/ Ronald A. Millos
Name: Ronald A. Millos
Title: Senior Vice President, Finance and Chief Financial Officer

By:	/s/ Karen L. Dunfee
Name: Karen L. Dunfee
Title: Corporate Secretary

THE BANK OF NEW YORK MELLON, as Trustee

By:	/s/ Teisha Wright
Name: Teisha Wright
Title: Senior Associate

[Signature Page for the Fourth Supplemental Indenture]

SCHEDULE A

FORM OF 2019 NOTE

FACE OF NOTE

THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS SECURITY MAY NOT BE TRANSFERRED TO, OR REGISTERED OR EXCHANGED FOR SECURITIES REGISTERED IN THE NAME OF, ANY PERSON OTHER THAN THE DEPOSITARY OR A NOMINEE THEREOF AND NO SUCH TRANSFER MAY BE REGISTERED, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE. EVERY SECURITY AUTHENTICATED AND DELIVERED UPON REGISTRATION OF TRANSFER OF, OR IN EXCHANGE FOR OR IN LIEU OF, THIS SECURITY SHALL BE A GLOBAL SECURITY SUBJECT TO THE FOREGOING, EXCEPT IN SUCH LIMITED CIRCUMSTANCES.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE COMPANY (AS DEFINED BELOW) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR SECURITIES IN DEFINITIVE REGISTERED FORM, THIS CERTIFICATE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY DTC TO A NOMINEE OF DTC OR BY A NOMINEE OF DTC TO DTC OR ANOTHER NOMINEE OF DTC OR BY DTC OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY.

TECK RESOURCES LIMITED

3.000% Notes due 2019

CUSIP No. 878744 AA9

No. [___]	U.S.$[__________]

TECK RESOURCES LIMITED, a corporation amalgamated and existing under the laws of Canada (herein called the “Company”, which term includes any Successor Corporation under the Indenture hereinafter referred to), for value received, hereby promises to pay to Cede & Co., or its registered assigns, the principal sum of [_____________] United States Dollars on March 1, 2019 at the office or agency of the Company referred to below, and to pay interest thereon from February 28, 2012 or from the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually on March 1 and September 1 in each year, commencing September 1, 2012, at the rate of 3.000% per annum, until the principal hereof is paid or made available for payment. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date shall, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be the February 15 or August 15 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for shall forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

Payment of the principal of (and premium, if any) and any such interest on this Security shall be made at the office or agency of the Company maintained for that purpose in the City of New York at the Corporate Trust Office, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that at the option of the Company (i) payment of interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by wire transfer to an account maintained by the payee located in the United States; provided, that principal paid in relation to any Security, redeemed at the option of the Company or upon Maturity, shall be paid to the Holder of such Security only upon presentation and surrender of such Security to such office of agency referred to above.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Upon the occurrence of a Change of Control Repurchase Event, unless all Securities have been called for redemption by the Company, the Company will be required to make an offer to each Holder of Securities to repurchase all or any part (in denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof) of such Holder’s Securities at a repurchase price in cash equal to 101% of the aggregate principal amount of the Securities repurchased plus any accrued and unpaid interest on the Securities repurchased to, but not including, the date of repurchase, as provided in, and subject to the terms of, the Indenture.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

2

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

Dated: [________]

TECK RESOURCES LIMITED

By:

Name:
Title:

By:

Name:
Title:

3

REVERSE SIDE OF NOTE

This Security is one of a duly authorized issue of securities of the Company (herein called the “Securities”), issued and to be issued in one or more series under an Indenture, dated as of August 17, 2010 (herein called the “Original Indenture”), between the Company and The Bank of New York Mellon, as Trustee (herein called the “Trustee”, which term includes any successor trustee under the Indenture), as supplemented by a Fourth Supplemental Indenture dated as of February 28, 2012, between the Company, Teck Metals Ltd. (the “Guarantor”) and the Trustee (herein called the “Fourth Supplemental Indenture”, the Original Indenture as supplemented by the Fourth Supplemental Indenture, herein called the “Indenture”) to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders and of the terms upon which the Securities are, and are to be, authenticated and delivered.  This Security is one of a series designated on the face hereof limited in aggregate principal amount to U.S.$500,000,000.

The Company will pay Holders such Additional Amounts as may be payable under Section 1009 of the Indenture.

The Securities of this series are subject to redemption upon not less than 30 or more than 60 days notice, at any time, as a whole or in part, at the election of the Company, at a Redemption Price equal to the greater of (i) 100% of the principal amount and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, plus, in each case, accrued interest thereon to, but not including, the Redemption Date.

In the event of redemption of the Securities of this series in part only, the Trustee will select the Securities to be redeemed by a method determined by the Trustee to be fair and appropriate.

The Securities do not have benefit of sinking fund obligations.

The Securities are also subject to redemption, in whole but not in part, at any time, at the option of the Company, on not more than 60 nor less than 30 days’ prior to the date fixed for redemption as provided by Section 1109 of the Indenture.

In the event of redemption of this Security in part only, a new Security or Securities of this series and of like tenor for the unredeemed portion hereof shall be issued in the name of the Holder hereof upon the cancellation hereof.

Upon the occurrence of a Change of Control Repurchase Event, unless all Securities have been called for redemption by the Company as described above, the Company will be required to make an offer to each Holder of Securities to repurchase all or any part (in denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof) of such Holder’s Securities at a repurchase price in cash equal to 101% of the aggregate principal amount of the Securities repurchased plus any accrued and unpaid interest on the Securities

4

repurchased to, but not including, the date of repurchase, as provided in, and subject to the terms of, the Indenture.

The payment by the Company of the principal of and interest and premium and Additional Amounts, if any, on, the Securities is fully and unconditionally guaranteed on an unsecured, senior basis by the Guarantor.

The Indenture contains provisions for defeasance at any time of (i) the entire indebtedness of this Security and (ii) certain restrictive covenants, in each case upon compliance by the Company with certain conditions set forth therein, which provisions apply to this Security.

If an Event of Default with respect to Securities of this series shall occur and be continuing, the principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture.

Upon payment (i) of the amount of principal so declared due and payable and (ii) of interest on any overdue principal and overdue interest (in each case to the extent that the payment of such interest shall be legally enforceable), all of the Company’s obligations in respect of the payment of the principal of and interest, if any, on the Securities of this series shall terminate.

As provided for in the Indenture, the Company may, from time to time, without notice to or consent of the Holders, create and issue additional Securities so that such additional Securities shall be consolidated and form a single series with the Securities initially issued by the Company and shall have the same terms as to status, redemption or otherwise as the Securities originally issued.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each such series to be affected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of each series to be affected. The Indenture also contains provisions permitting the Holders of a majority in principal amount of the Securities of any series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of (and premium, if any) and interest, if any, on this Security at the times, place and rate, and in the coin or currency, herein prescribed.

Interest shall be computed on the basis of a 360-day year of twelve 30-day months. For disclosure purposes under the Interest Act (Canada), whenever in the Securities of

5

this series or the Indenture interest at a specified rate is to be calculated on the basis of a period less than a calendar year, the yearly rate of interest to which such rate is equivalent is such rate multiplied by the actual number of days in the relevant calendar year and divided by the number of days in such period.

As provided in the Indenture and subject to certain limitation therein set forth, the transfer of this Security is registrable in the Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Company in any place where the principal of (and premium, if any) and interest, if any, on this Security are payable, duly endorsed by, or accompanied by a written instrument, if any, of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, shall be issued to the designated transferee or transferees.

The Securities of this series are issuable only in registered form without coupons in denominations of U.S.$2,000 and any integral multiple of U.S.$1,000 in excess thereof. As provided in the Indenture and subject to certain limitations therein set forth, Securities of this series are exchangeable for a like aggregate principal amount of Securities of this series and of like tenor of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

If at any time, (i) the Depositary notifies the Company that it is unwilling or unable or no longer qualifies to continue as Depositary or if at any time the Depositary shall no longer be registered or in good standing under the Securities Exchange Act of 1934, as amended, or other applicable statute or regulation and a successor depositary is not appointed by the Company within 90 days after the Company receives such notice or becomes aware of such condition, as the case may be, or (ii) the Company determines that the Securities shall no longer be represented by a Global Security or Global Securities, then in such event the Company will execute and the Trustee will authenticate and deliver Securities in definitive registered form, in authorized denominations, and in an aggregate principal amount equal to the principal amount of this Security in exchange for this Security. Such Securities in definitive registered form shall be registered in such names and issued in such authorized denominations as the Depositary, pursuant to instructions from its direct or indirect participants or otherwise, shall instruct the Trustee. The Trustee shall deliver such Securities to the Persons in whose names such Securities are so registered.

6

The Indenture and this Security shall be governed by and construed in accordance with the laws of the State of New York.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

7

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated therein referred to in, and issued under, the within-mentioned Indenture.

Dated:  [_________]

THE BANK OF NEW YORK MELLON, as Trustee

By:
Authorized Signatory

8

GUARANTEE

For value received, the Guarantor (which term includes any successor Person under the Indenture (as hereinafter defined)) has fully and unconditionally guaranteed, on an unsecured, senior basis, to the extent set forth in the Indenture and subject to the provisions in the Indenture, dated as of August 17, 2010 (herein called the “Original Indenture”), between Teck Resources Limited, as issuer (the “Issuer”) and The Bank of New York Mellon, as trustee (herein called the “Trustee”, which term includes any successor trustee under the Indenture), as supplemented by a Fourth Supplemental Indenture dated as of February 28, 2012, between the Company, the Guarantor and the Trustee (herein called the “Fourth Supplemental Indenture”, the Original Indenture as supplemented by the Fourth Supplemental Indenture, herein called the “Indenture”) to each Holder of Notes and to the Trustee and its successors and assigns (a) the full and punctual payment of principal of, and interest and premium and Additional Amounts, if any, on the Notes when due, whether at maturity, by acceleration, by redemption or otherwise, and all other monetary obligations of the Company under the Indenture with respect to the Notes and (b) the full and punctual performance within applicable grace periods of all other obligations of the Company under the Indenture with respect to the Notes (all the foregoing hereinafter collectively called the “Guaranteed Obligations”).  The Guarantor further agrees that the Guaranteed Obligations may be extended or renewed, in whole or in part, without notice or further assent from the Guarantor and that the Guarantor will remain bound under the Indenture notwithstanding any extension or renewal of any obligation with respect to the Notes.  The Guarantor agrees that this Guarantee shall be a guarantee of payment and not of collection.  All payments under this Guarantee shall be made in U.S. Dollars.

These and other additional obligations of the Guarantor to the Holder and to the Trustee pursuant to this Guarantee and the Indenture are expressly set forth in the Indenture to which reference is hereby made for the precise terms of such obligations.  Capitalized terms used herein have the meanings assigned to them in the Indenture unless otherwise indicated.

THIS GUARANTEE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

9

TECK METALS LTD.

By:
Name:
Title:

By:
Name:
Title:

10

SCHEDULE B

FORM OF 2042 NOTE

11

FACE OF NOTE

THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS SECURITY MAY NOT BE TRANSFERRED TO, OR REGISTERED OR EXCHANGED FOR SECURITIES REGISTERED IN THE NAME OF, ANY PERSON OTHER THAN THE DEPOSITARY OR A NOMINEE THEREOF AND NO SUCH TRANSFER MAY BE REGISTERED, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE. EVERY SECURITY AUTHENTICATED AND DELIVERED UPON REGISTRATION OF TRANSFER OF, OR IN EXCHANGE FOR OR IN LIEU OF, THIS SECURITY SHALL BE A GLOBAL SECURITY SUBJECT TO THE FOREGOING, EXCEPT IN SUCH LIMITED CIRCUMSTANCES.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE COMPANY (AS DEFINED BELOW) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR SECURITIES IN DEFINITIVE REGISTERED FORM, THIS CERTIFICATE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY DTC TO A NOMINEE OF DTC OR BY A NOMINEE OF DTC TO DTC OR ANOTHER NOMINEE OF DTC OR BY DTC OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY.

TECK RESOURCES LIMITED

5.200% Notes due 2042

CUSIP No. 878744 AB7

No. [ ]	U.S.$[ ]

TECK RESOURCES LIMITED, a corporation amalgamated and existing under the laws of Canada (herein called the “Company”, which term includes any Successor Corporation under the Indenture hereinafter referred to), for value received, hereby promises to pay to Cede & Co., or its registered assigns, the principal sum of [                      ] United States Dollars on March 1, 2042 at the office or agency of the Company referred to below, and to pay interest thereon from February 28, 2012 or from the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually on March 1 and September 1 in each year, commencing September 1, 2012, at the rate of 5.200% per annum, until the principal hereof is paid or made available for payment. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date shall, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be the February 15 or August 15 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for shall forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

Payment of the principal of (and premium, if any) and any such interest on this Security shall be made at the office or agency of the Company maintained for that purpose in the City of New York at the Corporate Trust Office, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that at the option of the Company (i) payment of interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by wire transfer to an account maintained by the payee located in the United States; provided, that principal paid in relation to any Security, redeemed at the option of the Company or upon Maturity, shall be paid to the Holder of such Security only upon presentation and surrender of such Security to such office of agency referred to above.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Upon the occurrence of a Change of Control Repurchase Event, unless all Securities have been called for redemption by the Company, the Company will be required to make an offer to each Holder of Securities to repurchase all or any part (in denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof) of such Holder’s Securities at a repurchase price in cash equal to 101% of the aggregate principal amount of the Securities repurchased plus any accrued and unpaid interest on the Securities repurchased to, but not including, the date of repurchase, as provided in, and subject to the terms of, the Indenture.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

2

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

Dated: [                 ]

TECK RESOURCES LIMITED

By:

Name:
Title:

By:

Name:
Title:

3

REVERSE SIDE OF NOTE

This Security is one of a duly authorized issue of securities of the Company (herein called the “Securities”), issued and to be issued in one or more series under an Indenture, dated as of August 17, 2010 (herein called the “Original Indenture”), between the Company and The Bank of New York Mellon, as Trustee (herein called the “Trustee”, which term includes any successor trustee under the Indenture), as supplemented by a Fourth Supplemental Indenture dated as of February 28, 2012, between the Company, Teck Metals Ltd. (the “Guarantor”) and the Trustee (herein called the “Fourth Supplemental Indenture”, the Original Indenture as supplemented by the Fourth Supplemental Indenture, herein called the “Indenture”) to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is one of a series designated on the face hereof limited in aggregate principal amount to U.S.$500,000,000.

The Company will pay Holders such Additional Amounts as may be payable under Section 1009 of the Indenture.

The Securities of this series are subject to redemption upon not less than 30 or more than 60 days notice, as a whole or in part, at any time at the election of the Company.  Prior to September 1, 2041, the Securities will be redeemable at a Redemption Price equal to the greater of (i) 100% of the principal amount and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 35 basis points, plus, in each case, accrued interest thereon to, but not including, the Redemption Date. If the Securities of this series are redeemed on or after September 1, 2041, they may be redeemed at a Redemption Price equal to 100% of the principal amount, plus, accrued interest thereon to, but not including, the Redemption Date.

In the event of redemption of the Securities of this series in part only, the Trustee will select the Securities to be redeemed by a method determined by the Trustee to be fair and appropriate.

The Securities do not have benefit of sinking fund obligations.

The Securities are also subject to redemption, in whole but not in part, at any time, at the option of the Company, on not more than 60 nor less than 30 days’ prior to the date fixed for redemption as provided by Section 1109 of the Indenture.

In the event of redemption of this Security in part only, a new Security or Securities of this series and of like tenor for the unredeemed portion hereof shall be issued in the name of the Holder hereof upon the cancellation hereof.

Upon the occurrence of a Change of Control Repurchase Event, unless all Securities have been called for redemption by the Company as described above, the Company will be required to make an offer to each Holder of Securities to repurchase all or any part (in

4

denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof) of such Holder’s Securities at a repurchase price in cash equal to 101% of the aggregate principal amount of the Securities repurchased plus any accrued and unpaid interest on the Securities repurchased to, but not including, the date of repurchase, as provided in, and subject to the terms of, the Indenture.

The payment by the Company of the principal of and interest and premium and Additional Amounts, if any, on, the Securities is fully and unconditionally guaranteed on an unsecured, senior basis by the Guarantor.

The Indenture contains provisions for defeasance at any time of (i) the entire indebtedness of this Security and (ii) certain restrictive covenants, in each case upon compliance by the Company with certain conditions set forth therein, which provisions apply to this Security.

If an Event of Default with respect to Securities of this series shall occur and be continuing, the principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture.

Upon payment (i) of the amount of principal so declared due and payable and (ii) of interest on any overdue principal and overdue interest (in each case to the extent that the payment of such interest shall be legally enforceable), all of the Company’s obligations in respect of the payment of the principal of and interest, if any, on the Securities of this series shall terminate.

As provided for in the Indenture, the Company may, from time to time, without notice to or consent of the Holders, create and issue additional Securities so that such additional Securities shall be consolidated and form a single series with the Securities initially issued by the Company and shall have the same terms as to status, redemption or otherwise as the Securities originally issued.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each such series to be affected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of each series to be affected. The Indenture also contains provisions permitting the Holders of a majority in principal amount of the Securities of any series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and

5

unconditional, to pay the principal of (and premium, if any) and interest, if any, on this Security at the times, place and rate, and in the coin or currency, herein prescribed.

Interest shall be computed on the basis of a 360-day year of twelve 30-day months. For disclosure purposes under the Interest Act (Canada), whenever in the Securities of this series or the Indenture interest at a specified rate is to be calculated on the basis of a period less than a calendar year, the yearly rate of interest to which such rate is equivalent is such rate multiplied by the actual number of days in the relevant calendar year and divided by the number of days in such period.

As provided in the Indenture and subject to certain limitation therein set forth, the transfer of this Security is registrable in the Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Company in any place where the principal of (and premium, if any) and interest, if any, on this Security are payable, duly endorsed by, or accompanied by a written instrument, if any, of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, shall be issued to the designated transferee or transferees.

The Securities of this series are issuable only in registered form without coupons in denominations of U.S.$2,000 and any integral multiple of U.S.$1,000 in excess thereof. As provided in the Indenture and subject to certain limitations therein set forth, Securities of this series are exchangeable for a like aggregate principal amount of Securities of this series and of like tenor of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

If at any time, (i) the Depositary notifies the Company that it is unwilling or unable or no longer qualifies to continue as Depositary or if at any time the Depositary shall no longer be registered or in good standing under the Securities Exchange Act of 1934, as amended, or other applicable statute or regulation and a successor depositary is not appointed by the Company within 90 days after the Company receives such notice or becomes aware of such condition, as the case may be, or (ii) the Company determines that the Securities shall no longer be represented by a Global Security or Global Securities, then in such event the Company will execute and the Trustee will authenticate and deliver Securities in definitive registered form, in authorized denominations, and in an aggregate principal amount equal to the principal amount of this Security in exchange for this Security. Such Securities in definitive registered form shall be

6

registered in such names and issued in such authorized denominations as the Depositary, pursuant to instructions from its direct or indirect participants or otherwise, shall instruct the Trustee. The Trustee shall deliver such Securities to the Persons in whose names such Securities are so registered.

The Indenture and this Security shall be governed by and construed in accordance with the laws of the State of New York.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

7

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated therein referred to in, and issued under, the within-mentioned Indenture.

Dated:  [___________]

THE BANK OF NEW YORK MELLON, as Trustee

By:
Authorized Signatory

8

GUARANTEE

For value received, the Guarantor (which term includes any successor Person under the Indenture (as hereinafter defined)) has fully and unconditionally guaranteed, on an unsecured, senior basis, to the extent set forth in the Indenture and subject to the provisions in the Indenture, dated as of August 17, 2010 (herein called the “Original Indenture”), between Teck Resources Limited, as issuer (the “Issuer”) and The Bank of New York Mellon, as trustee (herein called the “Trustee”, which term includes any successor trustee under the Indenture), as supplemented by a Fourth Supplemental Indenture dated as of February 28, 2012, between the Company, the Guarantor and the Trustee (herein called the “Fourth Supplemental Indenture”, the Original Indenture as supplemented by the Fourth Supplemental Indenture, herein called the “Indenture”) to each Holder of Notes and to the Trustee and its successors and assigns (a) the full and punctual payment of principal of, and interest and premium and Additional Amounts, if any, on the Notes when due, whether at maturity, by acceleration, by redemption or otherwise, and all other monetary obligations of the Company under the Indenture with respect to the Notes and (b) the full and punctual performance within applicable grace periods of all other obligations of the Company under the Indenture with respect to the Notes (all the foregoing hereinafter collectively called the “Guaranteed Obligations”).  The Guarantor further agrees that the Guaranteed Obligations may be extended or renewed, in whole or in part, without notice or further assent from the Guarantor and that the Guarantor will remain bound under the Indenture notwithstanding any extension or renewal of any obligation with respect to the Notes.  The Guarantor agrees that this Guarantee shall be a guarantee of payment and not of collection.  All payments under this Guarantee shall be made in U.S. Dollars.

These and other additional obligations of the Guarantor to the Holder and to the Trustee pursuant to this Guarantee and the Indenture are expressly set forth in the Indenture to which reference is hereby made for the precise terms of such obligations.  Capitalized terms used herein have the meanings assigned to them in the Indenture unless otherwise indicated.

THIS GUARANTEE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

9

TECK METALS LTD.

By:
Name:
Title:

By:
Name:
Title:

10